SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                      3CI COMPLETE COMPLIANCE CORPORATION
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  88553J-10-4
                                (CUSIP Number)

                               Dr. Clemens Pues
                             910 Pierremont, #312
                             Shreveport, LA 71106
                                (318) 869-0440
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               FEBRUARY 20, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 88553J-10-4

      (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

            Waste Systems, Inc.


      (2)   Check the Appropriate Box if a Member of a Group
                                                            (a)   [   ]
                                                            (b)   [   ]

      (3)   SEC Use Only

      (4)   Source of Funds

            Not Applicable

      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

      (6)   Citizenship or Place of Organization

            Delaware

Number of   (7)   Sole Voting Power             5,104,448 Shares
Shares Bene-      ____________________________________________________________
ficially    (8)   Shared Voting Power                 -0-
Owned by          ____________________________________________________________
Each Report-(9)   Sole Dispositive Power        5,104,448 Shares
ing Person        ____________________________________________________________
With        (10)  Shared Dispositive Power            -0-

      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,104,448 Shares

      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                  [   ]

      (13)        Percent of Class Represented by Amount in Row (11) 52.2%

      (14)  Type of Reporting Person (See Instructions)    CO

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            This Amendment No. 2 ("Amendment No. 2") to the Schedule 13D dated
February 7, 1994 (the "Schedule"), as amended by Amendment No. 1 to Schedule 13D dated April 1, 1994 ("Amendment No. 1") is filed to report the intent of the owners of Waste Systems, Inc. to explore the possibility of disposing of some or all of the shares of Waste Systems, Inc. and/or some or all of the shares owned by WSI of the Common Stock, par value $.01 per share, of 3CI Complete Compliance Corporation, a Delaware corporation. As required by 17 CFR 240.13d-2(e) of Regulation 13D, the entire text of the Schedule, as amended by Amendment No. 1, is restated herein (such text is designated herein as the "Original Text").

ITEM 1.     SECURITY AND ISSUER

ORIGINAL TEXT:

            This statement relates to shares of Common Stock, $.01 par value ("Common Stock"), of 3CI Complete Compliance Corporation, a Delaware corporation (the "Issuer"), and an option to purchase shares of Common Stock. The principal executive offices of the Issuer are located at 910 Pierremont, Suite 312, Shreveport, Louisiana 71106.

AS AMENDED:

            This statement relates to shares of Common Stock, $.01 par value ("Common Stock"), of 3CI Complete Compliance Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 910 Pierremont, Suite 312, Shreveport, Louisiana 71106.

ITEM 2. IDENTITY AND BACKGROUND

ORIGINAL TEXT:

            This statement is being filed by Waste Systems, Inc., a Delaware corporation ("WSI"), which, through its subsidiaries, engages in the medical waste transportation and incineration business. WSI is owned 50% by Rethmann GmbH & Co. Verwaltungs-und Beteiligungs-KG, a German corporation controlled by members of the Rethmann family in Germany, and 50% by Lobbe Holding GmbH Co., a German corporation controlled by members of

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
the Edelhoff family in Germany. The Rethmann family interests in WSI and the Edelhoff family interests in WSI are managed separately and independently of each other. The principal executive offices of WSI are located at 910 Pierremont, Suite 312, Shreveport, Louisiana 71106.

            Attached to this statement as Schedule I is a list of the directors and executive officers of WSI and the residence or business address, citizenship and principal occupation or employment of each such director and executive officer.

            During the last five years, neither WSI nor any executive officer, director or controlling person of WSI or of any corporation or other person ultimately in control of WSI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

AS AMENDED:

            There are no changes to this Item 2; a revised Schedule I has been attached.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ORIGINAL TEXT:

INITIAL ACQUISITION OF SHARES OF COMMON STOCK IN FEBRUARY 1994

            The amount of funds or other consideration used in making the initial acquisition reported in the Schedule 13D dated February 7, 1994 was as follows:

AMOUNTS/CONSIDERATION                         USE

      Assets                        Acquisition of 1,865,275 shares of Common
                                    Stock from the Issuer.

      $5,083,487                    Acquisition of 1,255,182 shares of Common
                                    Stock, as well as an option (the "Option") to purchase an additional 125,000 shares of Common Stock from American Medical
                                    Technologies, Inc., a Delaware corporation
                                    ("AMT"), which corporation was the principal stockholder of the Issuer immediately prior to the acquisition.

            The consideration used to purchase 1,865,275 shares of Common Stock from the Issuer consisted of the transfer of certain assets and liabilities of two majority-owned subsidiaries of WSI, being A/Med, Inc., a Delaware corporation ("A/Med"), and American Medical Transports Corporation, an Oklahoma corporation ("AMTC", and together with A/Med, the "WSI Subs"), to two wholly-owned subsidiaries of the Issuer. Such transfers were made pursuant to two separate Purchase Agreements and Plans of Reorganization (the "Plans").

            The consideration used to purchase from AMT 1,255,182 shares of Common Stock and the Option to purchase 125,000 shares of Common Stock consisted of $1,765,658 cash paid by WSI and the cancellation of the $3,317,829 unpaid balance of a promissory note owed to WSI by AMT. The cash portion of the purchase price was financed through a loan from BHF Bank guaranteed by the owners of WSI.

ACQUISITIONS OF COMMON STOCK SINCE FEBRUARY 1994

            WSI has acquired 1,983,991 shares of Common Stock since its initial acquisition of Common Stock in February 1994. Effective April 1, 1994, WSI acquired a total of 1,557,324 shares of Common Stock upon conversion of certain indebtedness of the Issuer, as described in Item 4 below. WSI also acquired 10,000 shares of Common Stock for approximately $19,700 ($1.97 per share) on July 25, 1994, in an open market purchase, and acquired 416,667 shares of Common Stock

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
in April 1995 upon the conversion of a cash advance made to the Issuer, as described in Item 4 below.

AS AMENDED:

            Not applicable.

ITEM 4.     PURPOSE OF TRANSACTION

ORIGINAL TEXT:

PURPOSE OF THE INITIAL ACQUISITION OF COMMON STOCK

            The purpose of the transaction reported in the Schedule 13D dated February 7, 1994 was for WSI to become the largest single stockholder of the Issuer and to combine the resources of WSI and the Issuer to reduce administration and operating costs and increase overall capitalization.

            On February 7, 1994, but effective as of February 4, 1994, as provided in the Plans, the Issuer issued and delivered to the WSI Subs a total of 2,640,350 shares of its Common Stock, of which 800,000 shares were placed in an escrow account until January 15, 1995 to secure certain indemnity obligations of the WSI Subs under the Plans. The WSI Subs were then dissolved pursuant to the Plans and the remaining 1,840,350 shares of Common Stock issued to the WSI Subs were distributed to their respective stockholders. Pursuant to such dissolutions, WSI received 674,719 shares of Common Stock in respect of its ownership in A/Med and 625,719 shares of Common Stock in respect of its ownership in AMTC. In addition, WSI was given an irrevocable proxy to vote the shares held in the above described escrow account on behalf of the beneficial owners of such shares (being the stockholders of the WSI Subs entitled to ultimate distribution of such shares pursuant to the dissolutions of the WSI
Subs). Upon termination of the escrow in April 1995, WSI received an additional 293,160 shares of Common Stock in respect of its ownership in A/Med and 272,000

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
shares of Common Stock in respect of its ownership in AMTC. As a result of the distribution of the escrow account, WSI is no longer entitled to vote the remaining 234,840 shares of Common Stock that were held in such escrow account and subject to the irrevocable proxy.

            On February 7, 1994, but effective as of February 4, 1994, pursuant to a separate Stock Purchase Agreement, WSI also acquired 1,255,182 shares of Common Stock from AMT, the former majority stockholder of the Issuer. In connection with such acquisition, AMT also issued to WSI the Option to acquire up to an additional 125,000 shares of Common Stock at $4.05 per share.
The Option expires on March 15, 1995.

      As a result of these transactions, WSI acquired beneficial ownership of 3,480,297 shares of Common Stock (assuming full exercise of the Option), or 56.7%, based upon 6,140,350 shares of Common Stock outstanding at February 7, 1994, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1993.

            In connection with the acquisition, the existing members of the Board of Directors of the Issuer (the "Board") resigned, with the except of James T. Rash who, as the sole remaining director, appointed Patrick Grafton, Charles D. Crochet, Dr. Werner Kook, Dr. Hermann Nieheus and Juergen Thomas as directors to fill the vacancies created by such resignations. Each of the new directors was designated by WSI. After appointing such replacement directors, Mr. Rash resigned, thereby effecting a complete change in the Board to members designated by WSI.

            All of the executive officers of the Issuer also resigned, with the exception of Burton J. Kunik, an Executive Vice President, and the newly constituted Board elected Patrick Grafton as Chief Executive Officer and Secretary, and Charles D. Crochet as President of the Issuer. In connection with the resignations of the executive officers, the Issuer paid (i) Jerry A. Argovitz, former President and Chief Executive Officer, $227,000, (ii) James T. Rash, former Chairman of the Board, $208,333, and (iii) Leonard A. Bedell, former Senior Vice, Chief Financial Officer and Treasurer, $144,000. Such payments were made in cash and promissory notes in consideration for the cancellation of certain employment contracts and outstanding options to purchase Common Stock held by the former executive officers.

PURPOSE OF ACQUISITIONS OF COMMON STOCK SINCE FEBRUARY 1994

            Effective April 1, 1994, WSI purchased 1,557,324 shares of Common Stock in consideration for the conversion by WSI of long-term debt totaling $4,580,599, plus accrued interest of $91,374 ($3.00 per share). In addition, WSI purchased 10,000 shares of Common Stock for approximately $19,700 ($1.97 per share) on July 25, 1994, in an unrelated open-market purchase. On April 14, 1995, WSI purchased an additional 416,667 shares of Common Stock in consideration for the conversion by WSI of a $1,000,000 non-interest-bearing cash advance made by WSI to the Issuer in November 1994 ($2.40 per share).

            The purchase of 10,000 shares of Common Stock on July 25, 1994, was for the purpose of increasing the holdings of WSI at a time when, in the opinion of WSI, the market price of the Common Stock was attractive. The other purchases were for the purpose of increasing the capitalization of the Issuer.

            On April 4, 1995, WSI voted to remove without cause Georg Rethmann and Patrick Grafton as directors of the Issuer. At a meeting of the Board on the same day, Erik v. Forell was elected as a director to fill one of the vacancies resulting from such removals. Following such actions, Dr. Hermann Nieheus, Juergen Thomas, Charles D. Crochet and Erik v. Forell comprised the Board (Dr. Werner Kook resigned from the Board on May 20, 1994). On April 4, 1995, the

Board voted to approve and ratify the removal on March 31, 1995, of Patrick Grafton as Chief Executive Officer and Secretary of the Issuer. WSI intends to adopt new bylaws of the Company principally for the purpose of eliminating staggered terms of directors. In addition, WSI intends to vote its shares of Common Stock at the 1995 Annual Meeting of Stockholders of the Issuer for the election of one additional director who is not affiliated with WSI or the Issuer.

            During 1995, WSI intends to provide up to $2,000,000 of funds to the Issuer and to provide guaranties to a commercial bank in order to enable the Issuer to secure a line of credit in the principal amount of up to $2,000,000, all upon the terms to be negotiated between WSI and the Issuer. Such terms may include the issuance of additional shares of capital stock of the Issuer to WSI.

            Except as set forth in this Schedule 13D, WSI has not present understanding, arrangement, agreement or proxy relationship with any other stockholder of the Issuer at present and is not able to predict the willingness of other stockholders to join with it in the future in any such understanding, arrangement, agreement or proxy relationship for any purpose. Depending on market conditions and WSI's financial means or the availability of financing, WSI may consider in the future additional purchases of shares of Common Stock in privately negotiated transactions, in the open market or otherwise. Except as set forth in this Schedule 13D, WSI has no additional plans at present to change the nature of the operations, business, capitalization or corporate structure of the Issuer.

AS AMENDED:

            This Amendment No. 2 is being filed to report that the owners of WSI are exploring the possible sale of some or all of their interest in WSI and, if the sale of such interest is not, in the sole discretion of the owners of WSI, at acceptable prices, WSI will explore the possible sale of some or all of WSI's interest in the Issuer (including some or all of WSI's 5,104,448 shares of Common Stock) on terms subject to the sole discretion of WSI and the owners of WSI.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

ORIGINAL TEXT:

            After giving effect to the transactions described in Item 4 above, as of April 14, 1995, WSI beneficially owned 5,104,448 shares of Common Stock, or 53.7%, based upon 9,504,841 shares of Common Stock outstanding at April 14, 1995.

            As of April 14, 1995, none of the persons named in Schedule I attached hereto beneficially owned any shares of Common Stock.

            WSI has the sole power to vote or to direct the vote of, and has the sole power to dispose or to direct the disposition of 5,104,448 shares of Common Stock that it beneficially owns.

            Except for the transactions described in Item 4 above, neither WSI nor any of the persons named in Schedule I hereto has effected any transaction in the Common Stock during the past sixty (60) days.

AS AMENDED:

            As of July 24, 1998, WSI beneficially owned 5,104,448 shares of Common Stock, or 52.2%, based upon 9,778,825 shares of Common Stock outstanding at July 24, 1998.

            As of July 24, 1998, none of the persons named in Schedule I attached hereto beneficially owned any shares of Common Stock.

            WSI has the sole power to vote or to direct the vote of, and has the sole power to dispose or to direct the disposition of 5,104,448 shares of Common Stock that it beneficially owns.

            Neither WSI nor any of the persons named in Schedule I hereto has effected any transaction in the Common Stock during the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ORIGINAL TEXT:

            Except as described in Items 4 and 5 above, there are no contracts, arrangements, understandings or relationships among WSI and the persons named in
Schedule I hereto or between such persons and any other person with respect to any securities of the Issuer.

AS AMENDED:

            The possible sale discussed in Item 4 above results from a Settlement Agreement dated July 17, 1997 by and among James T. Rash, American Medical Technologies, Inc., Don Smith, Ghere-Smith Interests, Inc. and Patrick Grafton and WSI, Georg Rethmann, Hermann Niehues, Ernst Juergen Thomas, Erik Von Forell and the Issuer (the "Settlement Agreement") which was approved by the 269th Judicial District Court, Harris County, Texas, on February 20, 1998, and thus became final. The owners of WSI did not contractually obligate themselves to make the above described sales in the Settlement Agreement. The Settlement Agreement also provides for the issuance of warrants to certain people which, if exercised, will result in WSI receiving options to purchase Common Stock at a price of $1.50 per share.

            In January of 1996, WSI, the Issuer, and certain other individuals entered into a Settlement Agreement and Release of All Claims with James H. Shepherd and certain other individuals (the "Shepherd Settlement"). Under the Shepherd Settlement, WSI and the Issuer are joinly required to

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
purchase certain shares of Common Stock from James H. Shepherd and certain other individuals in certain circumstances.

            On June 24, 1997, the Issuer and WSI entered into an Exchange Agreement pursuant to which the Issuer issued 1,000,000 shares of its Series A Preferred Stock to WSI in exchange for cancellation of and reduction in the principal amount of certain promissory notes held by WSI. Pursuant to the Settlement Agreement, the 1,000,000 shares of Series A Preferred Stock owned by WSI was converted into 7,000,000 shares of Series B Preferred Stock.

            On February 19, 1998, the Issuer and WSI entered into a Stock Purchase and Note Modification Agreement pursuant to which WSI converted debt owed to it by 3CI into 750,000 shares of Series C Preferred Stock.1

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

ORIGINAL TEXT:

            Exhibit 1.1 Purchase Agreement and Plan of Reorganization dated effective February 4, 1994, among A/Med, Inc., 3CI Complete Compliance Corporation and 3CI Acquisition Corp./A/Med.

            Exhibit 1.2 Purchase Agreement and Plan of Reorganization dated effective February 4, 1994, among American Medical Transports Corporation, 3CI Complete Compliance Corporation and 3CI Acquisition Corp./AMTC.

            Exhibit 1.3 Stock Purchase Agreement dated effective February 4,
                        1994, between Waste Systems, Inc. and 3CI Complete Compliance Corporation.

--------

      1 See the Certificates of Designation incorporated by reference as Exhibits 1.5, 1.6 and 1.7 for the designations, rights, preferences, privileges and voting powers of the Issuer's Preferred Stock.

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            Exhibit 1.4 Option dated February 4, 1994, issued by American
                        Medical Technologies, Inc. to Waste Systems, Inc.

            Exhibit 1.5 Escrow Agreement dated effective February 4, 1994, among
                        A/Med, Inc., 3CI Complete Compliance Corporation, 3CI Acquisition Corp./A/Med and Olshan Grundman Frome & Rosenzweig.

            Exhibit 1.6 Escrow Agreement dated effective February 4, 1994, among
                        American Medical Transports Corporation, 3CI Complete Compliance Corporation, 3CI Acquisition Corp./AMTC and Olshan Grundman Frome & Rosenzweig.

AS AMENDED:

            Exhibit 1.1 Settlement Agreement dated July 17, 1997 by and among
                        James T. Rash, American Medical Technologies, Inc., Don Smith, Ghere-Smith Interests, Inc. and Patrick Grafton and WSI, Georg Rethmann, Hermann Niehues, Ernst Juergen Thomas, Erik von Forell and the Issuer.

            Exhibit 1.2 Settlement Agreement and Release of All Claims dated
                        January 1996 by and among James H. Shepherd, James Michael Shepherd and Richard T. McElhannon and the Issuer, Georg Rethmann, Hermann Niehues, Juergen Thomas, Charles Crochet and WSI (incorporated by reference to Exhibit 10.23 of the Issuer's Form 10-K for the fiscal year ended September 30, 1995).

            Exhibit 1.3 Exchange Agreement between the Issuer and WSI dated as of June 24, 1997 (incorporated by reference to Exhibit
                        10.12 of the Issuer's Form S-1, Registration No. 333-48499).

            Exhibit 1.4 Stock Purchase and Note Modification Agreement between the Issuer and WSI dated as of February 19, 1998 (incorporated by reference to Exhibit 10.13 of the Issuer's Form S-1, Registration No. 333-48499).

            Exhibit 1.5 Certificate of Designation of Series A Preferred Stock
                        (incorporated by reference to Exhibit 3.6 of the Issuer's Form S-1, Registration No. 333-48499).

            Exhibit 1.6 Certificate of Designation of Series B Preferred Stock
                        (incorporated by reference to Exhibit 3.7 of the Issuer's Form


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                        S-1, Registration No. 333-48499).

            Exhibit 1.7 Certificate of Designation of Series C Preferred Stock
                        (incorporated by reference to Exhibit 3.8 of the Issuer's Form S-1, Registration No. 333-48499).

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SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      Date        07/28/98

      Signature   /s/ CLEMENS PUES
      Name/Title      Clemens Pues, President and Secretary

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July 1998
                                                                    SCHEDULE I

                       EXECUTIVE OFFICERS AND DIRECTORS
                                      OF
                              WASTE SYSTEMS, INC.

            The name, residence or business address, citizenship and present principal occupation or employment of each executive officer and director of Waste Systems, Inc. are set forth below:



NAME AND ADDRESS              CITIZENSHIP      PRINCIPAL OCCUPATION
Dr. Clemens Pues                Germany        President and Secretary of Waste
910 Pierremont, #312                           Systems, Inc.  Also is employed
Shreveport, Louisiana 71106                    as Vice President and director of
                                               the Issuer.
Markus Goedecke                 Germany        Director of Waste Systems, Inc.
910 Pierremont, #312                           Also is employed as Financial
Shreveport, Louisiana 71106                    Manager of the Rethmann Group.

Ernst Juergen Thomas            Germany        Director of Waste Systems, Inc.
910 Pierremont, #312                           Also is employed as Managing
Shreveport, Louisiana 71106                    Director of Lobbe Holding
                                               GmbH & Co. and director of the
                                               Issuer.

                                 Page 16 of 16